No Act P.E. 12/20/15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008589

DIVISION OF
CORPORATION FINANCE

February 12, 2016

Janet O. Love
Illinois Tool Works Inc.
jlove@itw.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-12-16

Re: Illinois Tool Works Inc.
Incoming letter dated December 30, 2015

Dear Ms. Love:

This is in response to your letter dated December 30, 2015 concerning the shareholder proposal submitted to ITW by William Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Illinois Tool Works Inc.
Incoming letter dated December 30, 2015

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that ITW may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if ITW omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Illinois Tool Works Inc.
Corporate Headquarters
155 Harlem Avenue
Glenview, Illinois 60025
Telephone 847.724.7500



14a-8(i)(10)

December 30, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549
(via e-mail: shareholderproposals@sec.gov)

Re: Illinois Tool Works Inc.
Commission File No. 001-04797

Ladies and Gentlemen:

This letter is to inform you that Illinois Tool Works Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, its "2016 Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Proposal") received from Mr. William Steiner (the "Proponent"). A copy of the Proposal, the Supporting Statement and related correspondence with the Proponent is attached to this letter as *Exhibit A*.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") and Rule 14a-8(j), this letter and its exhibits are being delivered to the Commission via e-mail to shareholderproposals@sec.gov no later than eighty (80) calendar days before the date the Company expects to file its definitive 2016 Proxy Materials with the Commission. Pursuant to Rule 14a-8(j), the Company is concurrently sending copies of this correspondence to the Proponent in care of Mr. John Chevedden as requested by the Proponent.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Company in care of the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors adopt a "proxy access" by-law that would permit a stockholder or a group of stockholders to nominate candidates for election to the Company's Board, and the Company would be required to include their nominees in its annual meeting proxy materials, provided that the stockholder or group of stockholders has beneficially owned at least 3% of the Company's outstanding common stock continuously for at least three years prior to submitting the nomination and has complied with specified qualifications and informational requirements. Under the Proposal, stockholders would be allowed to nominate up to the greater of 25% of the Company's Board or two directors. A copy of the Proposal is included in *Exhibit A*.

BASIS FOR EXCLUSION

On December 11, 2015, the Company's Board of Directors adopted amendments to the Company's By-Laws to implement a proxy access mechanism that meets the essential objectives of the Proposal. As amended, the By-Laws provide that up to 20 stockholders owning at least 3% of the Company's outstanding common stock for at least three years may nominate up to the greater of 25% of the Board of Directors or two directors, provided that the stockholder or group of stockholders and any nominees satisfy the specified requirements. The By-Laws of the Company, as amended and restated on December 11, 2015 (the "Amended By-Laws") and filed with the Commission as an exhibit to the Company's Current Report on Form 8-K on December 17, 2015, are attached to this letter as *Exhibit B*. In light of these By-Law amendments, we respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has already substantially implemented the proposal. In SEC Release No. 34-12598 (Jul. 7, 1976), the SEC stated that Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management."

The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco, Inc.* (Mar. 28, 1991). Rule 14a-8(i)(10) does not require the proposal to have been implemented in full or precisely as presented by the proponent. *See SEC Release No. 34-20091* (Aug. 16, 1983) and *SEC Release*

No. 34-40018 at n.30 (May 21, 1998). A company's actions may differ from a proposal so long as the company's actions satisfactorily address the essential objective of the proposal. *See, e.g., General Electric Company* (Mar. 3, 2015); *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007).

The Board's adoption of the Amended By-Laws by our Board on December 11, 2015 substantially implements the Proposal because the amendments address the essential objective of the Proposal. Under the Amended By-Laws, director candidates representing the greater of 25% of the Company's Board or two directors may be nominated by a stockholder or a group of stockholders who have beneficially owned at least 3% of the Company's outstanding common stock for at least three years. The Amended By-Laws address the specific elements of the Proposal as follows:

Number of Nominees

The Proposal limits the number of stockholder-nominated candidates to the greater of one-quarter of the directors then serving or two.

Article II, Section 12(d) of the Amended By-Laws allows stockholders to nominate the same number of candidates through the proxy access mechanism, with limited reductions for: (i) valid stockholder nominations under the advance notice By-Law provision set forth in Article II, Section 10 of the Amended By-Laws; (ii) candidates nominated pursuant to an agreement, arrangement or understanding between the Company and any stockholder or group of stockholders until such nominee has served at least two annual terms, but only to the extent that the number of permitted nominees under the proxy access mechanism after the reduction is at least one; and (iii) the number of incumbent director candidates previously nominated through the proxy access mechanism until they have served at least two annual terms.

Ownership Threshold and Holding Period

The Proposal states that a nominating stockholder "must have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination."

Article II, Section 12(e) of the Amended By-Laws similarly provides that a stockholder or group of stockholders is eligible to nominate a director candidate through the proxy access mechanism if it or they own and have owned at least 3% of the Company's voting stock continuously for at least three years as of the date the Company's receives the proxy access notice, as of the record date for the relevant annual meeting, and as of the date of the annual meeting. Article II, Section

12(a)(4) of the Amended By-Laws states that shares owned includes loaned shares so long as they may be recalled.

Group Nomination

The Proposal provides that the above ownership threshold may be satisfied by "a shareholder or an unrestricted number of shareholders forming a group" who satisfy the specified eligibility requirements.

Likewise, Article II, Section 12(e) of the Amended By-Laws provides a proxy access right to one or more stockholders of record who meet the eligibility requirements set forth in Article II, Section 12 of the By-Laws. That Section states that a group of up to 20 stockholders can aggregate their shares of Company common stock for purposes of satisfying the requisite ownership threshold. For this purpose, two or more collective investment funds that are part of the same family of funds or sponsored by the same employer are treated as one stockholder, so long as each fund otherwise meets the Section 12 eligibility requirements. We believe these By-Law provisions establish reasonable, practicable criteria that are consistent with the essential objective of the proxy access right set forth in the Proposal.

Written Notice of the Nominating Stockholder

The Proposal requires a nominating stockholder or group of stockholders, within the time frame identified in the by-laws, to give the Company written notice of the information required by the by-laws and any Commission rules regarding the nominee (including his or her consent to being named in the proxy materials and to serving as a director if elected) and the nominating stockholder or stockholders (including proof of ownership of the required number of shares of voting stock).

Article II, Section 12(f) of the Amended By-Laws implements the written notice requirements in the Proposal setting forth the requirements for a nominating stockholder's notice of nomination, which must include, among other things, proof of requisite ownership for the specified holding period. In addition, Article II, Section 12(h)(1)(a) of the Amended By-Laws requires the nominee's written consent to being named in the Company's proxy materials and to serving as a director if elected.

Nominating Stockholder Certifications

The Proposal states that a nominating stockholder or group of stockholders must certify that (i) it will assume liability for any legal or regulatory violation arising out of its communications with other stockholders; (ii) any of its own soliciting material will comply with all applicable laws and regulations; and (iii) to the best of its knowledge, the stockholder acquired its shares in the ordinary course of business and not to change or influence control at the Company.

Article II, Sections 12(f)(6)(a), 12(f)(4)(e) and 12(f)(4)(a) of the Amended By-Laws, respectively, require a nominating stockholder to provide certifications similar to those in the Proposal.

Supporting Statement

The Proposal states that a nominating stockholder or group of stockholders may submit a supporting statement of up to 500 words with its notice of nomination.

Similarly, Article II, Section 12(g) of the Amended By-Laws allows a nominating stockholder to provide for inclusion in the Company's proxy statement for the meeting a written statement of up to 500 words in support of its nominee's candidacy.

Priority Given to Multiple Nominations

The Proposal contemplates that the Company's Board adopt procedures regarding the priority given to multiple nominations exceeding the one-quarter limit.

Article II, Section 12(d) of the Amended By-Laws sets forth procedures to prioritize nominations if the number of nominees exceeds the permitted number of proxy access nominees.

No Additional Restrictions

The Proposal requires that no additional restrictions that do not apply to other board nominees should apply to proxy access nominations or re-nominations.

We do not believe that the Amended By-Laws include any material additional restrictions that do not apply to other nominees for election to our Board of Directors.

CONCLUSION

The underlying concerns and essential objective of the Proposal have already been addressed by the Company. Accordingly, the Company believes it has substantially implemented the proposal, and it is therefore excludable under Rule 14a-8(i)(10).

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2016 Proxy Materials and further requests confirmation that the Staff will not recommend enforcement action to the Commission if the Company so omits the Proposal.

* * * * *

Please call the undersigned at (224) 661-7778 if you should have any questions or need additional information. I would appreciate receiving the Staff's written response when it is available by e-mail at jlove@itw.com.

Very truly yours,



Janet O. Love
Deputy General Counsel

Enclosures
cc: E. Scott Santi (Illinois Tool Works Inc.)
Kimberly K. Rubel (Drinker Biddle & Reath LLP)
Gordon S. Moodie (Wachtell Lipton Rosen & Katz)
William Steiner, c/o John Chevedden

Exhibit A

The Proposal, Supporting Statement and Related Correspondence

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Sunday, October 25, 2015 4:10 PM
To:	Green, Maria
Cc:	Love, Janet
Subject:	Rule 14a-8 Proposal (ITW)``
Attachments:	CCE25102015.pdf

Dear Ms. Green,
Please see the attached rule 14a-8 proposal submitted to enhance long-term shareholder value.
Sincerely,
John Chevedden

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Maria C. Green
Corporate Secretary
Illinois Tool Works, Inc. (ITW)
155 Harlem Avenue
Glenview, IL 60025
Phone: 847 724-7500
Fax: 847 657-4261

Dear Ms. Green,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/11/15
Date

cc: Janet Otsuka Love <jlove@itw.com>
Assistant Secretary
PH: 847-657-4076
FX: 847-657-4600

[ITW – Rule 14a-8 Proposal, October 25, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

The Security and Exchange Commission's universal proxy access Rule 14a-11 was unfortunately vacated by 2011 a court decision. Therefore, proxy access rights must be established on a company-by-company basis.

Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*), a cost-benefit analysis by the CFA Institute (Chartered Financial Analyst), found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

From: Love, Janet <jlove@ITW.com>
Sent: Sunday, October 25, 2015 6:07 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Re: Rule 14a-8 Proposal (ITW)``

This will acknowledge receipt of your shareholder proposal.

Sent from my iPhone

From: Love, Janet <jlove@ITW.com>
Sent: Tuesday, October 27, 2015 11:48 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Callero, Meghan
Subject: Illinois Tool Works - Proxy Access

Dear Mr. Chevedden,

I wanted to let you know that Maria Green is no longer at ITW, but you can continue to send your communications to me and if you would, copy Meghan Callero as well—she works with me on corporate governance and proxy matters.

I also wanted to mention that we have been observing the developments in the area of proxy access and take it seriously. It was already on the agenda for our upcoming board meeting, at which the board will also discuss your proposal.

Regards,
Janet Love

Janet O. Love
Deputy General Counsel
and Assistant Secretary
Illinois Tool Works Inc.
155 Harlem Avenue
Glenview, IL 60025
Direct: 224-661-7778
Mobile: 847-323-7133
Fax: 224-661-7550
WE HAVE MOVED—PLEASE NOTE NEW ADDRESS AND PHONE NUMBER ABOVE

From: Love, Janet <jlove@ITW.com>
Sent: Tuesday, October 27, 2015 1:12 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Callero, Meghan
Subject: RE: Illinois Tool Works - Proxy Access

Mr. Chevedden, I should have included our request for documentation of Mr. Steiner's stock ownership of ITW stock for our records. Please send at your convenience. Thank you,

Regards,
Janet Love

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, October 30, 2015 1:27 PM
To: Love, Janet
Cc: Callero, Meghan
Subject: Proxy Access (ITW)

Dear Ms. Love,
Thank you for your message on proxy access.
Sincerely,
John Chevedden

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Friday, October 30, 2015 1:38 PM
To:	Love, Janet
Cc:	Callero, Meghan
Subject:	Proxy Access (ITW)

Dear Ms. Love.
I will forward verification of stock ownership next week.
John Chevedden

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 06, 2015 2:51 PM
To: Love, Janet
Cc: Callero, Meghan
Subject: Rule 14a-8 Proposal (ITW) blb
Attachments: CCE06112015_4.pdf

Dear Ms. Love,
Please see the attached broker letter.
Sincerely,
John Chevedden

 Ameritrade

I TW
Post-it® Fax Note 7671

Date 11-6-15	# of pages ▶
To Janet Love	From
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 847-657-4600	Fax #

November 6, 2015

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing Inc. DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter, you have continuously held no less than 100 shares of each of the following stocks in the above reference account since July 1, 2014.

1. Public Service Enterprise Group (PEG)
2. Illinois Tool Works Inc. (ITW)
3. AGL Resources Inc. (GAS)
4. Pfizer Inc. (PFE)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

From: Love, Janet <jlove@ITW.com>
Sent: Monday, November 09, 2015 10:42 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (ITW) blb

Thank you, Mr. Chevedden.

From: Love, Janet <jlove@ITW.com>
Sent: Thursday, November 12, 2015 5:04 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Proxy Access Proposal

Dear Mr. Chevedden,

Regarding your proxy access proposal, our board has been evaluating proxy access as part of its overall governance review for some time, and over the course of the past year, we solicited the views of our largest shareholders on this subject. We found a wide variety of views among our top shareholders as to whether proxy access should be implemented, or if implemented, what is the "best practice" with regard to specific proxy access provisions.

After considering all factors, our board has decided that it is in our shareholders' best interest to adopt proxy access in a form that is substantially in alignment with your proposal.

I would like to discuss with you the proxy access provisions that our board would implement and its impact on the proxy access proposal that you submitted to us.

If you would let me know some times in the next few days when you would be available to talk, we can set a time that works for both of us.

Sincerely,
Janet Love

Janet O. Love
Deputy General Counsel
Illinois Tool Works Inc.
155 Harlem Avenue
Glenview, IL 60025
Direct: 224-661-7778
Mobile: 847-323-7133
Fax: 224-661-7550
WE HAVE MOVED—PLEASE NOTE NEW ADDRESS AND PHONE NUMBER ABOVE

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 12, 2015 9:31 PM
To: Love, Janet
Subject: Proxy Access Proposal (ITW)

Dear Ms. Love,
Thank you for your message. Can you advise when the board might be expected to act.
Almost any day next week at noon PT would be good to talk to one person about proxy access.
Sincerely,
John Chevedden

From: Love, Janet <jlove@ITW.com>
Sent: Friday, November 13, 2015 10:23 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access Proposal (ITW)

Can we schedule for noon Pacific Time on Tuesday, 11/17? That is 2:00 pm here in Glenview. I can send you a dial in number if you like. We can talk then. Thank you for the prompt response.

Janet Love

Janet O. Love
Direct Office: 224-661-7778
Mobile: 847-323-7133
Fax: 224-661-7550
WE HAVE MOVED—PLEASE NOTE NEW DIRECT PHONE NUMBER ABOVE

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 13, 2015 5:27 PM
To: Love, Janet
Subject: Proxy Access Proposal (ITW)

Dear Ms. Love,
Noon Pacific Time on Tuesday, 11/17 is good.
Please forward a dial in number.
John Chevedden

From: Love, Janet <jlove@ITW.com>
Sent: Monday, November 16, 2015 12:40 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Proxy Access Discussion (ITW)

Dear Mr. Chevedden,

Dial in information is below. I look forward to talking to you tomorrow, 11/17 at 12:00 Pacific Time.

Dial-In No.: 888-534-8066
Conference Code: 1821336753

From: Love, Janet <jlove@ITW.com>
Sent: Tuesday, November 17, 2015 3:03 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Call Now

Mr. Chevedden, I wanted to be sure you received the dial in information:

Dial-In No.: 888-534-8066
Conference Code: 1821336753

Janet O. Love
Direct Office: 224-661-7778
Mobile: 847-323-7133
Fax: 224-661-7550
WE HAVE MOVED—PLEASE NOTE NEW DIRECT PHONE NUMBER ABOVE

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, November 17, 2015 4:05 PM
To:	Love, Janet
Subject:	Proxy Access

Dear Ms. Love,
Thank you for the information today.
These are some of the categories – some of which we covered.
Sincerely,
John Chevedden

Ownership %
Cap (Max. % of board)
Group size limit
Loaned shares explicitly count as owned
Shares need to be held after annual meeting?
Third party compensation arrangements okay?
Nomination Deadline
Proxy access available if another nomination made under advance notice provision?
A minimum % vote needed in order for candidate to be nominated again the next year.

From: Love, Janet <jlove@ITW.com>
Sent: Thursday, November 19, 2015 1:27 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access

Dear Mr. Chevedden,
See answers to your questions below in red. When you've had a chance to review this, please let me know if you have any further questions. I would also appreciate hearing back from you at your earliest convenience as to your thoughts regarding the Company's proxy access provisions.
Janet Love

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 17, 2015 3:05 PM
To: Love, Janet
Subject: Proxy Access

Dear Ms. Love,
Thank you for the information today.
These are some of the categories – some of which we covered.
Sincerely,
John Chevedden

Ownership % - 3%

Cap (Max. % of board) - greater of 25% or 2

Group size limit - 20 - As I explained on our call, we think a group limit is practical to both the nominating group and the Company; almost all proxy access bylaws that have been adopted so far have a group limit of 20, and ISS has not objected to a limit of 20. Each holder in the group has to submit proof of their ownership for the requisite time period and certify to their qualifications to be in the group, etc. The burden on the nominating group is as great as the burden on the Company to verify compliance with proper procedures and qualifications. Also, the whole impetus of the proxy access right is to give substantial, long-term shareholders the right to nominate directors of their choosing. In a group of 20, on average, each holder would only need to own 0.15% of shares to have this right.

Loaned shares explicitly count as owned - recallable loaned stock will not keep the 3 years from running, but the Company would require that at the time of submission of the nomination(s), at the record date and at the annual meeting, the nominating shareholders must have the voting and economic interest in their shares—in other words, they should really own the shares that they use to nominate directors. It does not make sense that a shareholder or shareholders could loan their stock with their voting rights to a third party and still have the right to nominate directors while someone else has the right to vote their shares. We do understand that over the course of years, shareholders would want to loan their shares without interrupting their ownership period, so our provision would allow recallable loaned shares to count in the 3-year holding period. If a shareholder then wants to qualify as a shareholder who can make nominations, all they have to do is to recall their shares.

Shares need to be held after annual meeting? - No – there is no requirement that shares continue to be held after the meeting.

Third party compensation arrangements okay? - Yes, third party compensation would not disqualify the candidate. It would, however, have to be disclosed to the Company because it potentially impacts independence and is information that would be important for shareholders in making their voting decisions. The Company compensates its directors fairly and in line with its peer companies—none of our directors receives compensation for being on our board from anyone other than the Company—if they did, we would disclose that in our proxy.

Nomination Deadline - Between 90 and 120 days prior to the first anniversary of the last annual meeting. This is the same deadline for advance notice nominations that have been in our bylaws for years, and is necessary for us to be able to perform our due diligence review and prepare proxy materials.

Proxy access available if another nomination made under advance notice provision? - Yes – there is no impact on the proxy access number of nominees if a nomination is made under the advance notice provisions.

A minimum % vote needed in order for candidate to be nominated again the next year. - No – there is no minimum required in order for the candidate to be nominated again the next year.

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, November 23, 2015 12:32 PM
To:	Love, Janet
Subject:	Proxy Access (ITW)

Dear Ms. Love,
Thank you for your response.
Is there an estimate of the date this provision might be filed on EDGAR.
John

From: Love, Janet <jlove@ITW.com>
Sent: Monday, November 23, 2015 12:33 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (ITW)

Once the Board approves, we'll file the bylaw amendments quickly—sometime 12/14 or a few days thereafter.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 23, 2015 12:43 PM
To: Love, Janet
Subject: Proxy Access (ITW)

About how many words are in the proposed bylaw amendments.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 23, 2015 11:58 PM
To: Love, Janet
Subject: Proxy Access (ITW)

Dear Ms. Love,
If adopted, would proxy access be mentioned in the 2016 annual meeting proxy.
John Chevedden

From: Love, Janet <jlove@ITW.com>
Sent: Tuesday, November 24, 2015 4:03 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: ITW Proxy Access Proposal

Dear Mr. Chevedden,

I need to amend one of the responses I sent to you on Thursday, 11/19. This is the point you had asked about and my response:

"Proxy access available if another nomination made under advance notice provision? - Yes – there is no impact on the proxy access number of nominees if a nomination is made under the advance notice provisions".

I subsequently heard from our outside counsel that ITW should reduce the number of proxy access nominees by the number of advance notice nominees -- if we do not do this, we may be forced to deal with a proxy fight while also needing to include the proxy access nominees. They pointed out that if an activist investor should seek one or more seats on our board, the activist would use the advance notice bylaw provision to notify of its intent to seek board seats and then run its own proxy campaign. This could mean having a total number of nominees to the board that could cause a change in control, especially if proxy access nominees are also included in our proxy statement. We do not think it wise to subject the Company to a change of control of its board without a planned and orderly transition. Because of the undue burden and destabilizing potential of this situation, the majority (54 out of 93) of the companies that have adopted proxy access bylaws so far have prohibited proxy access nominees for any year in which an advance notice nomination is made.

Our counsel suggested, and I agree, that we should not prohibit proxy access nominees altogether if advance notice nominations are made; however, if an advance notice nomination is made, the number of proxy access nominees should be reduced on a 1-for-1 basis. This approach would reduce the risk that the total number of shareholder-backed nominees (from both proxy access and advance notice provisions) would equal a majority or more of the board. Twenty-two of the companies surveyed take this more shareholder favorable approach.

So I must change our position on the point that I made earlier – my revised statement is as follows:

Proxy access available if another nomination made under advance notice provision? - Proxy access would still be available if a nomination is made under the advance notice provisions, but the number of proxy access candidates will be reduced on a 1-for-1 basis for each advance notice nomination.

You had asked how many words are in our proxy access bylaw provision and whether the 2016 proxy statement would mention proxy access. As you know, our board has not yet approved bylaw amendments granting proxy access rights, and we are still working on the draft proxy access bylaws and have not yet made decisions on what will be in our 2016 proxy statement. The word count of the draft is around 4,000 give or take. We would be deciding what information to put in our proxy statement in the weeks before filing.

I should mention that we reached out to our largest shareholders and found 3 of our top 10 holders oppose proxy access altogether and 2 support it only at 5%. Recognizing that proxy access has risen in importance, our board is doing its best for shareholders in deciding whether to approve the proxy access bylaws as I have discussed with you.

Please let me know if you have any more questions. Based on the provisions I described to you in our draft bylaw amendment for proxy access, if you are in a position to tell me whether you would be willing to withdraw your proxy access proposal by December 4 or earlier, I would greatly appreciate being able to share that information with our board as they discuss the proposed bylaw amendment for proxy access.

I wish you a very pleasant holiday.

Regards,
Janet Love

Janet O. Love
Deputy General Counsel
Illinois Tool Works Inc.
155 Harlem Avenue
Glenview, IL 60025
Direct: 224-661-7778
Mobile: 847-323-7133
Fax: 224-661-7550
WE HAVE MOVED—PLEASE NOTE NEW ADDRESS AND PHONE NUMBER ABOVE

From: Love, Janet <jlove@ITW.com>
Sent: Monday, November 30, 2015 10:49 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: FW: ITW Proxy Access Proposal

Mr. Chevedden, I wanted to be sure you received my email below.
Regards,
Janet Love

From: Love, Janet
Sent: Tuesday, November 24, 2015 3:03 PM
To: FISMA & OMB Memorandum M-07-16 ***
Subject: ITW Proxy Access Proposal

Dear Mr. Chevedden,

I need to amend one of the responses I sent to you on Thursday, 11/19. This is the point you had asked about and my response:

"Proxy access available if another nomination made under advance notice provision? - Yes – there is no impact on the proxy access number of nominees if a nomination is made under the advance notice provisions".

I subsequently heard from our outside counsel that ITW should reduce the number of proxy access nominees by the number of advance notice nominees -- if we do not do this, we may be forced to deal with a proxy fight while also needing to include the proxy access nominees. They pointed out that if an activist investor should seek one or more seats on our board, the activist would use the advance notice bylaw provision to notify of its intent to seek board seats and then run its own proxy campaign. This could mean having a total number of nominees to the board that could cause a change in control, especially if proxy access nominees are also included in our proxy statement. We do not think it wise to subject the Company to a change of control of its board without a planned and orderly transition. Because of the undue burden and destabilizing potential of this situation, the majority (54 out of 93) of the companies that have adopted proxy access bylaws so far have prohibited proxy access nominees for any year in which an advance notice nomination is made.

Our counsel suggested, and I agree, that we should not prohibit proxy access nominees altogether if advance notice nominations are made; however, if an advance notice nomination is made, the number of proxy access nominees should be reduced on a 1-for-1 basis. This approach would reduce the risk that the total number of shareholder-backed nominees (from both proxy access and advance notice provisions) would equal a majority or more of the board. Twenty-two of the companies surveyed take this more shareholder favorable approach.

So I must change our position on the point that I made earlier – my revised statement is as follows:

Proxy access available if another nomination made under advance notice provision? - Proxy access would still be available if a nomination is made under the advance notice provisions, but the number of proxy access candidates will be reduced on a 1-for-1 basis for each advance notice nomination.

You had asked how many words are in our proxy access bylaw provision and whether the 2016 proxy statement would mention proxy access. As you know, our board has not yet approved bylaw amendments granting proxy access rights, and we are still working on the draft proxy access bylaws and have not yet made decisions on what will be in our 2016 proxy statement. The word count of the draft is around 4,000 give or take. We would be deciding what information to put in our proxy statement in the weeks before filing.

I should mention that we reached out to our largest shareholders and found 3 of our top 10 holders oppose proxy access altogether and 2 support it only at 5%. Recognizing that proxy access has risen in importance, our board is doing its best for shareholders in deciding whether to approve the proxy access bylaws as I have discussed with you.

Please let me know if you have any more questions. Based on the provisions I described to you in our draft bylaw amendment for proxy access, if you are in a position to tell me whether you would be willing to withdraw your proxy access proposal by December 4 or earlier, I would greatly appreciate being able to share that information with our board as they discuss the proposed bylaw amendment for proxy access.

I wish you a very pleasant holiday.

Regards,
Janet Love

Janet O. Love
Deputy General Counsel
Illinois Tool Works Inc.
155 Harlem Avenue
Glenview, IL 60025
Direct: 224-661-7778
Mobile: 847-323-7133
Fax: 224-661-7550

WE HAVE MOVED—PLEASE NOTE NEW ADDRESS AND PHONE NUMBER ABOVE

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, November 30, 2015 10:33 PM
To:	Love, Janet
Subject:	ITW Proxy Access Proposal

Dear Ms. Love,
Thank you for the additional information.
Can you combine all the answers in one email message.
Sincerely,
John Chevedden

From: Love, Janet <jlove@ITW.com>
Sent: Tuesday, December 01, 2015 12:05 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Questions re ITW Proxy Access Proposed Bylaw Amendments

Mr. Chevedden - Per your request, I have combined my emails with answers to your questions about ITW's proposed proxy access bylaw amendments into one email below.

Ownership % - 3% held for 3 years

Cap (Max. % of board) - greater of 25% or 2

Group size limit - 20 - As I explained on our call, we think a group limit is practical to both the nominating group and the Company; almost all proxy access bylaws that have been adopted so far have a group limit of 20, and ISS has not objected to a limit of 20. Each holder in the group has to submit proof of their ownership for the requisite time period and certify to their qualifications to be in the group, etc. The burden on the nominating group is as great as the burden on the Company to verify compliance with proper procedures and qualifications. Also, the whole impetus of the proxy access right is to give substantial, long-term shareholders the right to nominate directors of their choosing. In a group of 20, on average, each holder would only need to own 0.15% of shares to have this right.

Loaned shares explicitly count as owned - Recallable loaned stock will count as owned stock for purposes of measuring whether shareholders have owned their shares for 3 years, but the Company would require that at the time of submission of the nomination(s), at the record date and at the annual meeting, the nominating shareholders must have the voting and economic interest in their shares—in other words, they should recall their loaned shares if they want to nominate directors. It does not make sense that a shareholder or shareholders could loan their stock with their voting rights to a third party and still have the right to nominate directors while someone else has the right to vote their shares. We do understand that over the course of years, shareholders would want to loan their shares without interrupting their ownership period, so our provision would allow recallable loaned shares to count in the 3-year holding period.

Shares need to be held after annual meeting? - No – there is no requirement that shares continue to be held after the meeting.

Third party compensation arrangements okay? - Yes, third party compensation would not disqualify the candidate. It would, however, have to be disclosed to the Company because it potentially impacts independence and is information that would be important for shareholders in making their voting decisions. The Company compensates its directors fairly and in line with its peer companies—none of our directors receives compensation for being on our board from anyone other than the Company—if they did, we would disclose that in our proxy.

Nomination Deadline - Between 90 and 120 days prior to the first anniversary of the last annual meeting. This is the same deadline for advance notice nominations that have been in our bylaws for years, and is necessary for us to be able to perform our due diligence review and prepare proxy materials.

Proxy access available if another nomination made under advance notice provision? - Proxy access would still be available if a nomination is made under the advance notice provisions, but the number of proxy access candidates will be reduced on a 1-for-1 basis for each advance notice nomination. Our outside counsel explained to us that ITW should reduce the number of proxy access nominees by the number of advance notice nominees -- if we do not do this, we may be forced to deal with a proxy fight while also needing to include the proxy access nominees. They pointed out that if an activist investor should seek one or more seats on our board, the activist would use the advance notice bylaw provision to notify of its intent to seek board seats and then run its own proxy campaign. Depending on the number of candidates set forth in the proxy campaign, this could mean having a total number of nominees to the board that could cause a change in control, especially if proxy access nominees are also included in our proxy statement. We do not think it wise to subject the Company to a change of control of its board without a planned and orderly transition. Because of the undue burden and destabilizing potential of this situation, the majority (54 out of 93) of the companies that have adopted proxy access bylaws so far have prohibited proxy access nominees for any year in which an advance notice nomination is made.

Our counsel suggested, and we agree, that we should not prohibit proxy access nominees altogether if advance notice nominations are made; instead, if an advance notice nomination is made, the number of proxy access nominees should be reduced on a 1-for-1 basis. This approach would reduce the risk that the total number of shareholder-backed nominees (from both proxy access and advance notice provisions) would equal a majority or more of the board. Twenty-two of the companies surveyed take this more shareholder favorable approach.

A minimum % vote needed in order for candidate to be nominated again the next year. - No – there is no minimum required in order for the candidate to be nominated again the next year.

You had asked how many words are in our proxy access bylaw provision and whether the 2016 proxy statement would mention proxy access. As you know, our board has not yet approved bylaw amendments granting proxy access rights, and we are still working on the draft proxy access bylaws and have not yet made decisions on what will be in our 2016 proxy statement. The word count of the draft is around 4,000 give or take. We would be deciding what information to put in our proxy statement in the weeks before filing.

You also asked when we would file our bylaw amendments on EDGAR. If the bylaw amendments are approved by the Board at its next meeting, they would be filed in the mid December time frame.

I should mention that we reached out to our largest shareholders and found 3 of our top 10 holders oppose proxy access altogether and 2 support it only at 5%. Recognizing that proxy access has risen in importance, our board is doing its best for shareholders in deciding whether to approve the proxy access bylaws as I have discussed with you.

Please let me know if you have any further questions.

Sincerely,
Janet Love

Janet O. Love
Deputy General Counsel
Illinois Tool Works Inc.
155 Harlem Avenue
Glenview, IL 60025
Direct: 224-661-7778
Mobile: 847-323-7133
Fax: 224-661-7550
WE HAVE MOVED—PLEASE NOTE NEW ADDRESS AND PHONE NUMBER ABOVE

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 01, 2015 11:58 PM
To: Love, Janet
Subject: Proxy Access (ITW)

Dear Ms. Love,
Thank you for the total information in one message. Can the company include this information (perhaps in condensed form) in the Q & A section of the 2016 annual meeting proxy.
Sincerely,
John Chevedden
cc: William Steiner

From:	Love, Janet <jlove@ITW.com>
Sent:	Wednesday, December 02, 2015 3:35 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Subject:	RE: Proxy Access (ITW)

Dear Mr. Chevedden,

It would be easier to answer your question in a conversation rather than an email. I wonder if we could have a short telephone call – I'm available in the afternoon tomorrow or any time during the work day on Friday for a call. Please let me know when you're able to dial in.

Janet

Janet O. Love
Direct Office: 224-661-7778
Mobile: 847-323-7133
Fax: 224-661-7550
WE HAVE MOVED—PLEASE NOTE NEW DIRECT PHONE NUMBER ABOVE

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 02, 2015 10:53 PM
To: Love, Janet
Subject: Proxy Access (ITW)

Dear Ms. Love,
We are doing fine with email communications.
Sincerely,
John Chevedden

Exhibit B

By-Laws of Illinois Tool Works Inc.
(amended and restated as of December 11, 2015)

BY-LAWS
OF
ILLINOIS TOOL WORKS INC.
(amended and restated as of December 11, 2015)

ARTICLE I
Offices

SECTION 1. **Registered Office**. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

SECTION 2. **Other Offices**. The corporation may also have offices in Glenview, Illinois, and offices at such other places as the board of directors or officers may from time to time determine.

ARTICLE II
Stockholders

SECTION 1. **Annual Meeting**. The annual meeting of the stockholders shall be in the month of April or May of each year. The place, date and time of the meeting shall be fixed by the board of directors and stated in the notice of the meeting.

SECTION 2. **Special Meetings**. Special meetings of the stockholders may be called by the chairman, the chief executive officer, the president or by a majority of the board of directors.

SECTION 3. **Place of Meeting**. The board of directors may designate any place, either within or outside of Delaware, as the place of meeting for any meeting of the stockholders (annual or special) or may provide for a meeting by means of remote communication. In the absence of any such designation, the place of meeting shall be the principal place of business of the corporation.

SECTION 4. **Notice of Meetings**. Written or printed notice stating the place, if any, or the means of remote communication, if any, day and hour of the meeting shall be delivered either personally or by mail, or, with the consent of the stockholder, by electronic transmission, by or at the direction of the chairman or persons calling the meeting to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mails in a sealed envelope addressed to the stockholder at his address as it appears on the records of the corporation, with postage thereon prepaid. If given by electronic transmission, such notice shall be deemed to be delivered on the day such notice is transmitted.

SECTION 5. <u>Voting of Shares by Certain Holders</u>. Shares of stock standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine.

Shares of stock standing in the name of a deceased person may be voted by his administrator or executor, either in person or by proxy. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held. Persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the corporation he has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his proxy, may represent such stock and vote thereon.

Shares of stock standing in the name of a receiver may be voted by such receiver, and shares of stock held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

SECTION 6. <u>Fixing of Record Date</u>. Unless any statute requires otherwise, for the purpose of determining (a) stockholders entitled to notice of or to vote at any meeting of stockholders, or (b) stockholders entitled to receive payment of any dividend, or (c) stockholders, with respect to any lawful action, the board of directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days and, in case of a meeting of stockholders, not less than ten (10) days and, in the case of a merger, consolidation, sale, lease or exchange of assets, not less than twenty (20) days. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

SECTION 7. **Quorum**. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, by the Certificate of Incorporation or by these by-laws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote, present in person or represented by proxy, shall have power to adjourn the meeting from time to time until a quorum shall be present or represented. No notice other than an announcement at the meeting need be given unless the adjournment is for more than thirty days or a new record date is to be fixed for the adjourned meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Certificate of Incorporation or of these by-laws, a different vote is required in which case such express provision shall govern and control the decision of such question.

SECTION 8. **Proxies**. At all meetings of stockholders, a stockholder may vote by proxy executed in writing or via electronic transmission by the stockholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. Proxies shall be valid only with respect to the meeting or meetings and any adjournment thereof, for which they are given.

SECTION 9. **Voting**. Each stockholder shall have one vote in person or by proxy for each share of stock having voting power registered in his name on the books of the corporation at the record date.

SECTION 10. Notice of Stockholder Business and Nominations for Directors.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the board of directors of the corporation and the proposal of business to be considered by the stockholders at an annual meeting of stockholders may be made (i) pursuant to the corporation's notice of meeting, (ii) by or at the direction of the board of directors, or (iii) by any stockholder of the corporation who (x) is a stockholder of record at the time of giving notice provided for in this section 10 and at the time of the annual meeting of stockholders, (y) is entitled to vote at the meeting, and (z) complies with the notice procedures as to such business or

nomination set forth in this section 10. Clause (iii) of this paragraph shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and included in the corporation's notice of meeting) before an annual meeting of stockholders.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this section 10, such other business must be a proper subject for stockholder action under Delaware corporation law, and the stockholder must have given timely notice of such nomination or other business in writing to the secretary of the corporation. To be timely, a stockholder's notice shall be delivered to the secretary at the principal executive offices of the corporation not earlier than the one hundred twentieth (120th) day and not later than the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the later of the ninetieth (90th) day prior to such annual meeting and the tenth (10th) day following the date on which public announcement of the date of such meeting is first made by the corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above.

To be in proper form, a stockholder's notice to the secretary must set forth:

(i) the following as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or business proposal is made:

(a) the name and address of such stockholder, as it appears on the corporation's books, and of the beneficial owner, if any;

(b) the class and number of shares of capital stock of the corporation that are owned beneficially and of record by such stockholder and beneficial owner, if any, as of the date of such notice (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than ten (10) days after the record date for the meeting to disclose such ownership as of the record date);

(c) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of such notice by, or on behalf of, the stockholder or beneficial owner, if any, or any of their affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the stockholder or beneficial owner, if any, or any of their affiliates or associates with respect to shares of stock of the corporation, and a representation that the stockholder or beneficial owner, if any, will notify the corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed; and

(d) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

(ii) the following if the notice relates to any business other than the nomination of a director that the stockholder proposes to bring before the meeting:

(a) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest of such stockholder or beneficial owner, if any, in such business; and

(b) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; and

(iii) the following as to each person whom the stockholder and beneficial owner, if any, proposes to nominate for election or re-election as a director:

(a) the name, age, and business and residential addresses of such person;

(b) the principal occupation or employment of such person;

(c) the number of shares of capital stock of the corporation beneficially owned by such person;

(d) a statement that such person is willing to be named in the proxy statement as a nominee and to serve as a director if elected;

(e) a statement as to whether such person, if elected, intends to comply with the procedures established by the Corporate Governance and Nominating Committee regarding the tender of resignations to the board of directors to address majority voting;

(f) such other information regarding such person that would be required to be included under the proxy solicitation rules of the U.S. Securities and Exchange Commission had the board of directors nominated such nominee; and

(g) an undertaking to provide such other information as the corporation may reasonably require to determine the eligibility of such person to serve as an independent director of the corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such person.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting of stockholders pursuant to the corporation's notice of meeting. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders only if directors are to be elected at such meeting pursuant to the corporation's notice of meeting. To be properly brought before a special meeting, nominations of persons for election to the board of directors must be (a) made by or at the direction of the board of directors or (b) provided that the board of directors has determined that directors shall be elected at such meeting, made by any stockholder of the corporation who (x) is a stockholder of record at the time of giving of notice provided for in this section 10 and at the time of the special meeting, (y) is entitled to vote at the meeting, and (z) complies with the notice procedures set forth in this section 10. Clause (b) of this paragraph shall be the exclusive means for a stockholder to make nominations for director before a special meeting of stockholders.

For nominations to be properly brought before a special meeting by a stockholder pursuant to clause (b) of the preceding paragraph, the stockholder must have given timely notice of the nomination to the secretary of the corporation in the form required by paragraph (a)(2) of this section 10. To be timely, a stockholder's notice shall be delivered to the secretary at the principal executive offices of the corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the later of the ninetieth (90th) day prior to such special meeting and the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

(c) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this section 10 shall be eligible to be elected as directors at a meeting of stockholders, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this section 10. Except as otherwise provided by law, the Certificate of Incorporation or these by-laws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this section 10 and, if any proposed nomination or business is not in compliance with this section 10, to declare that such proposed nomination or business shall be disregarded. Nothing in this section 10 shall preclude the board of directors or the Corporate Governance and Nominating Committee either from making nominations for the election of directors or from excluding the person nominated by a stockholder from the slate of directors presented to the meeting.

(2) For purposes of this section 10, "public announcement" shall mean disclosure in a press release reported by the PR Newswire or comparable national news service or in a document publicly filed by the corporation with the U.S. Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(3) Nothing in this section 10 shall be deemed to affect any rights of (i) stockholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) the holders of any series of preferred stock if and to the extent provided for under law, the Certificate of Incorporation or these by-laws.

SECTION 11. **Election of Directors**. Except as provided in article III, section 8 of these by-laws, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present;

provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the secretary of the corporation receives a notice that a stockholder has nominated a person for election to the board of directors in compliance with the requirements set forth in article II, section 10 or article II, section 12, as applicable, of these by-laws and (ii) such nomination has not been withdrawn by such stockholder as of a date that is ten (10) days in advance of the date the corporation files its definitive proxy statement with the U.S. Securities and Exchange Commission (regardless of whether or not thereafter revised or supplemented). For purposes of this section, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. The Corporate Governance and Nominating Committee has established procedures regarding the tender of resignations to the board of directors to address majority voting.

SECTION 12. Inclusion of Stockholder Director Nominations in the Corporation's Proxy Materials.

(a) Subject to the terms and conditions set forth in these by-laws, the corporation shall include in its proxy materials for an annual meeting of stockholders the name, together with the Required Information (as defined below), of any person nominated for election (the "Stockholder Nominee") to the board of directors by a stockholder or group of stockholders that satisfies the requirements of this section 12, including qualifying as an Eligible Stockholder (as defined below), and that expressly elects at the time of providing the written notice required by this section 12 (a "Proxy Access Notice") to have its nominee included in the corporation's proxy materials pursuant to this section 12. For the purposes of this section 12:

(1) "Voting Stock" shall mean outstanding shares of capital stock of the corporation entitled to vote generally for the election of directors;

(2) "Constituent Holder" shall mean any stockholder, collective investment fund included within a Qualifying Fund (as defined below) or beneficial holder whose stock ownership is counted for the purposes of qualifying as holding the Proxy Access Request Required Shares (as defined below) or qualifying as an Eligible Stockholder (as defined below);

(3) "affiliate" and "associate" shall have the meanings ascribed thereto in Rule 405 under the Exchange Act; provided, however, that the term "partner" as used in the definition of "associate" shall not include any limited partner that is not involved in the management of the relevant partnership; and

(4) a stockholder (including any Constituent Holder) shall be deemed to "own" only those outstanding shares of Voting Stock as to which the stockholder itself (or such Constituent Holder itself) possesses both (a) the full voting and investment rights pertaining to the shares and (b) the full economic interest in (including the opportunity for profit and risk of loss on) such shares. The number of shares calculated in accordance with the foregoing clauses (a) and (b) shall be deemed not to include (and to the extent any of the following arrangements have been entered into by affiliates of the stockholder (or of any Constituent Holder), shall be reduced by) any shares (x) sold by such stockholder or Constituent Holder (or any of either's affiliates) in any transaction that has not been settled or closed, including any short sale, (y) borrowed by such stockholder or Constituent Holder (or any of either's affiliates) for any purposes or purchased by such stockholder or Constituent Holder (or any of either's affiliates) pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such stockholder or Constituent Holder (or any of either's affiliates), whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of Voting Stock, in any such case which instrument or agreement has, or is intended to have, or if exercised by either party thereto would have, the purpose or effect of (i) reducing in any manner, to any extent or at any time in the future, such stockholder's or Constituent Holder's (or any of either's affiliate's) full right to vote or direct the voting of any such shares, and/or (ii) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such stockholder or Constituent Holder (or any of either's affiliates), other than any such arrangements solely involving an exchange listed multi-industry market index fund in which Voting Stock represents at the time of entry into such arrangement less than 10% of the proportionate value of such index. A stockholder (including any Constituent Holder) shall "own" shares held in the name of a nominee or other intermediary so long as the stockholder itself (or such Constituent Holder itself) retains the right to instruct how the shares are voted with respect to the election of directors and the right to direct the disposition thereof and possesses the full economic interest in the shares. A stockholder's (including any Constituent Holder's) ownership of shares shall be deemed to continue during any period in which such person has loaned such shares or delegated any voting power over such shares by means of a proxy, power of attorney or other instrument or arrangement that in all such cases is revocable at any time by the stockholder. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings.

(b) For purposes of this section 12, the "Required Information" that the corporation will include in its proxy statement is (1) the information concerning the Stockholder Nominee and the Eligible Stockholder that the corporation determines is required to be disclosed in the corporation's proxy statement by the regulations promulgated under the Exchange Act; and (2) if the Eligible Stockholder so elects, a Statement (as defined below). The corporation shall also include the name of the Stockholder Nominee in its proxy card. For the avoidance of doubt, and any other provision of these by-laws notwithstanding, the corporation may in its sole discretion solicit against, and include in the proxy statement its own statements or other information relating to, any Eligible Stockholder and/or Stockholder Nominee, including any information provided to the corporation with respect to the foregoing.

(c) To be timely, a stockholder's Proxy Access Notice must be delivered to the principal executive offices of the corporation within the time periods applicable to stockholder notices of nominations pursuant to article II, section 10(a)(2) of these by-laws. In no event shall any adjournment or postponement of an annual meeting, the date of which has been announced by the corporation, commence a new time period for the giving of a Proxy Access Notice.

(d) The number of Stockholder Nominees (including Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the corporation's proxy materials pursuant to this section 12 but either are subsequently withdrawn or that the board of directors decides to nominate as board of directors' nominees) appearing in the corporation's proxy materials with respect to an annual meeting of stockholders shall not exceed the greater of (x) two (2) and (y) the largest whole number that does not exceed 25% of the number of directors in office as of the last day on which a Proxy Access Notice may be delivered in accordance with the procedures set forth in this section 12 (such greater number, the "Permitted Number"); provided, however, that the Permitted Number shall be reduced by:

(1) the number of such director candidates for which the corporation shall have received one or more valid stockholder notices nominating director candidates pursuant to article II, section 10 of these by-laws;

(2) the number of directors in office or director candidates that in either case will be included in the corporation's proxy materials with respect to such annual meeting as an unopposed (by the corporation) nominee pursuant to any agreement, arrangement or other understanding with any stockholder or group of stockholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of Voting Stock, by such stockholder or group of stockholders, from the corporation), other than any such director referred to in this clause (2) who at the time of such annual meeting will have served as a director continuously, as a nominee of the board of directors, for at least two (2) annual terms, but only to the extent the Permitted Number after such reduction with respect to this clause (2) equals or exceeds one (1); and

(3) the number of directors in office that will be included in the corporation's proxy materials with respect to such annual meeting for whom access to the corporation's proxy materials was previously provided pursuant to this section 12, other than any such director referred to in this clause (3) who at the time of such annual meeting will have served as a director continuously, as a nominee of the board of directors, for at least two (2) annual terms;

provided, further, in the event that, as a result of one or more vacancies, the board of directors resolves to reduce the size of the board effective on or prior to the date of the annual meeting, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this section 12 exceeds the Permitted Number, each Eligible Stockholder will select one Stockholder Nominee for inclusion in the corporation's proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of Voting Stock each Eligible Stockholder disclosed as owned in its Proxy Access Notice submitted to the corporation. If the Permitted Number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(e) An "Eligible Stockholder" is one or more stockholders of record who own and have owned, or are acting on behalf of one or more beneficial owners who own and have owned (in each case as defined above), in each case continuously for at least three (3) years as of both the date that the Proxy Access Notice is received by the corporation pursuant to this section 12, and as of the record date for determining stockholders eligible to vote at the annual meeting, at least three percent (3%) of the aggregate voting power of the Voting Stock (the "Proxy Access Request Required Shares"), and who continue to own the Proxy Access Request Required Shares at all times between the date such Proxy Access Notice is received by the corporation and the date of the applicable annual meeting, provided that the aggregate number of stockholders, and, if and to the extent that a stockholder is acting on behalf of one or more beneficial owners, of such beneficial owners, whose stock ownership is counted for the purpose of satisfying the foregoing ownership requirement shall not exceed twenty (20). Two or more collective investment funds that are part of the same family of funds or sponsored by the same employer (a "Qualifying Fund") shall be treated as one stockholder for the purpose of determining the aggregate number of stockholders in this paragraph (e), provided that each fund included within a Qualifying Fund otherwise meets the requirements set forth in this section 12. No shares may be attributed to more than one group constituting an Eligible Stockholder under this section 12 (and, for the avoidance of doubt, no stockholder may be a member of more than one group constituting an Eligible Stockholder). A record holder acting on behalf of one or more beneficial owners will not be counted separately as a stockholder with respect to the shares owned by beneficial owners on whose behalf such record holder has been directed in writing to act, but each such beneficial owner will be counted separately, subject to the other provisions of this paragraph (e), for purposes of determining the number of stockholders whose holdings may be considered as part of an Eligible Stockholder's holdings. For the avoidance of doubt, Proxy Access Request Required Shares will qualify as such if and only if the beneficial owner of such shares as of the date of the Proxy Access Notice has itself individually beneficially owned such shares continuously for the three (3)-year period ending on the dates referred to above and through the date of the applicable annual meeting (in addition to the other applicable requirements being met).

(f) No later than the final date when a nomination pursuant to this section 12 may be delivered to the corporation, an Eligible Stockholder (including each Constituent Holder) must provide the following information in writing to the Secretary of the corporation:

(1) with respect to each Constituent Holder, the information required by article II, section 10(a)(2)(i) of these by-laws;

(2) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three (3)-year holding period) verifying that, as of a date within seven (7) calendar days prior to the date the Proxy Access Notice is delivered to the corporation, such person owns, and has owned continuously for the preceding three (3) years, the Proxy Access Request Required Shares, and such person's agreement to provide:

(a) within ten (10) days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying such person's continuous ownership of the Proxy Access Request Required Shares through the record date, together with any additional information reasonably requested to verify such person's ownership of the Proxy Access Request Required Shares; and

(b) immediate notice if the Eligible Stockholder ceases to own any of the Proxy Access Request Required Shares prior to the date of the applicable annual meeting of stockholders;

(3) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the preceding three (3) years, and any other material relationships, between or among the Eligible Stockholder (including any Constituent Holder) and its or their respective affiliates and associates, or

others acting in concert therewith, on the one hand, and each of such Eligible Stockholder's Stockholder Nominee(s), and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including but not limited to all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Eligible Stockholder (including any Constituent Holder), or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the Stockholder Nominee were a director or executive officer of such registrant;

(4) a representation that such person:

(a) acquired the Proxy Access Request Required Shares in the ordinary course of business and not with the intent to change or influence control of the corporation, and does not presently have such intent;

(b) has not nominated and will not nominate for election to the board of directors at the annual meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this section 12;

(c) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or a nominee of the board of directors;

(d) will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the corporation; and

(e) will provide facts, statements and other information in all communications with the corporation and its stockholders that are and will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and will otherwise comply with all applicable laws, rules and regulations in connection with any actions taken pursuant to this section 12;

(5) in the case of a nomination by a group of stockholders that together constitutes an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder

group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and

(6) an undertaking that such person agrees to:

(a) assume all liability stemming from, and indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the corporation or out of the information that the Eligible Stockholder provided to the corporation; and

(b) file with the U.S. Securities and Exchange Commission any solicitation by the Eligible Stockholder of stockholders of the corporation relating to the annual meeting at which the Stockholder Nominee will be nominated.

In addition, no later than the final date on which a Proxy Access Notice may be submitted under this section 12, a Qualifying Fund whose stock ownership is counted for purposes of qualifying as an Eligible Stockholder must provide to the Secretary of the corporation documentation reasonably satisfactory to the board of directors that demonstrates that the funds included within the Qualifying Fund are either part of the same family of funds or sponsored by the same employer.

In order to be considered timely, any information required by this section 12 to be provided to the corporation must be supplemented (by delivery to the Secretary of the corporation) (1) no later than ten (10) days following the record date for the applicable annual meeting, to disclose the foregoing information as of such record date, and (2) no later than the fifth day before the annual meeting, to disclose the foregoing information as of the date that is no earlier than ten (10) days prior to such annual meeting. For the avoidance of doubt, the requirement to update and supplement such information shall not permit any Eligible Stockholder or other person to change or add any proposed Stockholder Nominee or be deemed to cure any defects or limit the remedies (including without limitation under these by-laws) available to the corporation relating to any defect.

(g) The Eligible Stockholder may provide to the Secretary of the corporation, at the time the information required by this section 12 is originally provided, a written statement for inclusion in the corporation's proxy statement for the annual meeting, not to exceed five hundred (500) words, in support of the candidacy of such Eligible Stockholder's Stockholder Nominee (the "Statement"). Notwithstanding anything to the contrary contained in this section 12, the corporation may omit from its proxy materials any information or Statement that it, in good faith, believes: (i) is materially false or misleading or omits to state any material fact, (ii) would violate any applicable law, regulation or listing standard, or (iii) directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to any person.

(h) No later than the final date when a nomination pursuant to this section 12 may be delivered to the corporation, each Stockholder Nominee must:

(1) provide an executed agreement, in a form deemed satisfactory by the board of directors or its designee (which form shall be provided by the corporation reasonably promptly upon written request of a stockholder), that such Stockholder Nominee:

(a) consents to being named in the corporation's proxy statement and form of proxy card (and will not agree to be named in any other person's proxy statement or form of proxy card) as a nominee and to serving as a director of the corporation if elected;

(b) agrees, if elected, to adhere to the corporation's Corporate Governance Guidelines and Principles of Conduct and any other publicly available corporation policies and guidelines applicable to directors; and

(c) is not and will not become a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity in connection with his or her nomination, service or action as a director of the corporation, or any agreement, arrangement or understanding with any person or entity as to how the Stockholder Nominee would vote or act on any issue or question as a director, in each case that has not been disclosed to the corporation;

(2) complete, sign and submit all questionnaires, representations and agreements required by these by-laws and of the corporation's directors generally, including providing the information required by article II, section 10(a)(2)(iii) of these by-laws; and

(3) provide such additional information as necessary to permit the board of directors to determine if such Stockholder Nominee:

(a) is independent under the listing standards of each principal U.S. exchange upon which the common stock of the corporation is listed, any applicable rules of the U.S. Securities and Exchange Commission and any publicly disclosed standards used by the board of directors in determining and disclosing the independence of the corporation's directors;

(b) has any direct or indirect relationship with the corporation other than those relationships that have been deemed categorically immaterial pursuant to the corporation's Corporate Governance Guidelines;

(c) would, by serving on the board of directors, violate or cause the corporation to be in violation of these by-laws, the corporation's Certificate of Incorporation, the rules and listing standards of the principal U.S. exchange upon which the common stock of the corporation is then listed or any applicable law, rule or regulation; and

(d) has been, is or would be subject to any event specified in Item 401(f) of Regulation S-K (or successor rule) of the U.S. Securities and Exchange Commission.

In the event that any information or communications provided by the Eligible Stockholder (or any Constituent Holder) or the Stockholder Nominee to the corporation or its stockholders ceases to be true and correct in all material respects or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary of the corporation of any defect in such previously provided information and of the information that is required to correct any such defect; it being understood for the avoidance of doubt that providing any such notification shall not be deemed to cure any such defect or limit the remedies (including without limitation under these by-laws) available to the corporation relating to any such defect.

(i) Any Stockholder Nominee who is included in the corporation's proxy statement for a particular annual meeting of stockholders, but subsequently is determined not to satisfy the eligibility requirements of this section 12 or any other provision of the corporation's by-laws, Certificate of Incorporation or other applicable regulation any time before the annual meeting of stockholders, will not be eligible for election at the relevant annual meeting of stockholders.

(j) The corporation shall not be required to include, pursuant to this section 12, a Stockholder Nominee in its proxy materials for any annual meeting of stockholders, or, if the proxy statement already has been filed, to allow the nomination of a Stockholder Nominee (notwithstanding that proxies in respect of such vote may have been received by the corporation):

(1) who is not independent under the listing standards of the principal U.S. exchange upon which the common stock of the corporation is listed, any applicable rules of the U.S. Securities and Exchange Commission and any publicly disclosed standards used by the board of directors in determining and disclosing independence of the corporation's directors, in each case as determined by the board of directors;

(2) whose service as a member of the board of directors would violate or cause the corporation to be in violation of these by-laws, the Certificate of Incorporation, the rules and listing standards of the principal U.S. exchange upon which the common stock of the corporation is traded, or any applicable law, rule or regulation;

(3) who is or has been, within the past three (3) years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914;

(4) if the Eligible Stockholder (or any Constituent Holder) or applicable Stockholder Nominee otherwise breaches or fails to comply in any material respect with its obligations pursuant to this section 12 or any agreement, representation or undertaking required by this section 12; or

(5) if the Eligible Stockholder ceases to be an Eligible Stockholder for any reason, including but not limited to not owning the Proxy Access Request Required Shares through the date of the applicable annual meeting.

(k) For the purposes of the foregoing paragraph (j), clauses (1), (2) and (3) and, to the extent related to a breach or failure by the Stockholder Nominee, clause (4), will result in the exclusion from the proxy materials pursuant to this section 12 of the specific Stockholder Nominee to whom the ineligibility applies, or, if the proxy statement already has been filed, the ineligibility of such Stockholder Nominee to be nominated; provided, however, that clause (5) and, to the extent related to a breach or failure by an Eligible Stockholder (or any Constituent Holder), clause (4), will result in the Voting Stock owned by such Eligible Stockholder (or Constituent Holder) being excluded from the Proxy Access Request Required Shares (and, if as a result the Proxy Access Notice shall no longer have been filed by an Eligible

Stockholder, the exclusion from the proxy materials pursuant to this section 12 of all of the applicable stockholder's Stockholder Nominees from the applicable annual meeting of stockholders or, if the proxy statement has already been filed, the ineligibility of all of such stockholder's Stockholder Nominees to be nominated). For the avoidance of doubt, notwithstanding anything herein to the contrary, the corporation shall not be required to include, pursuant to this section 12, a Stockholder Nominee in its proxy materials for any special meeting of stockholders.

ARTICLE III
Directors

SECTION 1. **General Powers**. The business and affairs of the corporation shall be managed by or under the direction of its board of directors.

SECTION 2. **Number, Tenure and Qualifications**. The number of directors of the corporation shall be not less than three nor more than twenty. The exact number of directors within such range may be set from time to time by resolution of the board of directors acting by the vote of not less than a majority of the directors then in office. No reduction in the number of directors shall have the effect of removing any director prior to the expiration of his term. Each director shall hold office for the term for which such director is elected or until a successor shall have been chosen and shall have qualified or until such director's earlier death, resignation, retirement, disqualification or removal.

SECTION 3. **Regular Meeting**. A regular meeting of the board of directors shall be held without other notice than this by-law, on the date of, and at the same place as, the annual meeting of stockholders. The board of directors may provide, by resolution, the time and place, either within or outside of Delaware, for the holding of additional regular meetings without other notice than such resolution.

SECTION 4. **Special Meetings**. Special meetings of the board of directors may be called by or at the request of the chairman, chief executive officer, or any two directors. The person or persons authorized to call special meetings of the board of directors may fix any place, either within or outside of Delaware, as the place for holding any special meeting of the board of directors called by them.

SECTION 5. **Notice**. Notice of any special meeting shall be given at least two days prior thereto by notice delivered personally, by mail, e-mail, facsimile or other electronic communication to each director at his business address or at such other address as he shall have previously requested in writing. If mailed, such notice shall be deemed to be delivered when deposited in the United States mails in a sealed envelope so addressed, with postage thereon prepaid. If notice is given by e-mail, facsimile or other electronic transmission, such notice shall be deemed to be delivered on the day such notice is transmitted. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting, unless otherwise required by law.

SECTION 6. Quorum. A majority of the board of directors shall constitute a quorum for the transaction of business at any meeting of the board of directors, provided that if less than a majority of the directors are present at said meeting, a majority of the directors present may adjourn the meeting from time to time without further notice. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors unless a greater number is required by the Certificate of Incorporation or these by-laws.

SECTION 7. Interested Directors. Except as may otherwise be provided in the Certificate of Incorporation, no contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(a) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(b) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the vote of the stockholders; or

(c) The contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee thereof, or the stockholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

SECTION 8. Vacancies. If vacancies occur in the board of directors caused by death, resignation, retirement, disqualification or removal from office of any director or directors or otherwise, or if any new directorship is created by any increase in the authorized number of directors, a majority of the directors then in office, though less than a quorum, may choose a successor or successors, or fill the newly created directorship and the directors so chosen shall hold office until the next annual election of directors and until their successors shall be duly elected and qualified, unless sooner displaced.

SECTION 9. Committees. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation.

(a) The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member, at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the by-laws of the corporation; and, unless the resolution or the Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

(b) **Executive Committee**. The board of directors, by resolution adopted by a majority of the whole board, may designate two or more directors to constitute an Executive Committee and one or more directors as alternates thereof. Subject to the limitations provided in these by-laws and such further limitation as might be required by law or by the Certificate of Incorporation or by further resolution of the board of directors, the Executive Committee may, during intervals between meetings of the board of directors, exercise the powers of the board of directors in the management of the business and affairs of the corporation (including the corporation's dealings with its foreign subsidiaries, affiliates, and licensees) and may authorize the seal of the corporation to be affixed to all papers which may require it. The Executive Committee shall not be empowered to take action with respect to: issuing bonds, debentures; increasing or reducing the capital of the corporation; authorizing commitments and expenditures in excess of the total amount or amounts provided in the capital budgets approved or otherwise authorized by the board of directors; borrowing of monies, except within limits expressly approved by the board of directors; electing officers; fixing the compensation of officers; establishment of stock option plans, profit sharing or similar types of compensation plans, filling vacancies or newly created directorships on the board of directors; removing officers or directors of the corporation; dissolution, or any other action specifically reserved to the board of directors including all matters requiring the approval of stockholders. The Executive Committee may also from time to time formulate and recommend to the board for approval general policies regarding management of the business and affairs of the corporation. The designation of the Executive Committee and the delegation thereto of authority shall not operate to relieve the board of directors or any member thereof of any responsibility imposed upon it or him by operation of law. The secretary of the corporation (or in his absence a person designated by the Executive Committee) shall act as secretary at all meetings of the Executive Committee. A majority of the Executive Committee shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Executive Committee, provided that in the absence or disqualification of any member of the Executive Committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Regular meetings of the Executive Committee may be held without notice at such times and at such places as shall be fixed by resolution adopted by a majority of the Executive Committee. Special meetings may be called by any member of the Executive Committee on twenty-four hours' prior written or electronic notice.

(c) **Compensation Committee**. The board of directors shall appoint a Compensation Committee. The composition and duties of such committee shall be as set forth in the Compensation Committee Charter.

(d) **Audit Committee**. The board of directors shall appoint an Audit Committee. The composition and duties of such committee shall be as set forth in the Audit Committee Charter.

(e) **Corporate Governance and Nominating Committee**. The board of directors shall appoint a Corporate Governance and Nominating Committee. The composition and duties of such committee shall be as set forth in the Corporate Governance and Nominating Committee Charter.

(f) **Finance Committee**. The board of directors, by resolution adopted by a majority of the whole board, may designate two or more directors to constitute a Finance Committee and one or more directors as alternate members thereof. The duties and responsibilities of the Finance Committee shall be to review, upon the request of the chairman, the chief executive officer or the president, management's proposals with respect to: the corporation's debt and equity financing; recommendations to the board with respect to dividend policy and payments; acquisitions and divestitures exceeding any standing authority management has by virtue of the resolution dated December 8, 2006, or its successors; recommendations to the board concerning the corporation's investment portfolio; the corporation's real estate investments; and other financing and investment matters. In addition, the Finance Committee shall oversee the investment of all funds identified with the U.S. pension and welfare benefit plans including "Rabbi trusts" associated with deferred compensation plans and monitor the governance and risks associated with non-U.S. employee benefit plans. In fulfilling its pension and benefits responsibilities, the Finance Committee may form and delegate authority or specific assignments to subcommittees, whose members may be Company employees or otherwise.

SECTION 10. **Consent in Lieu of Meeting**. Unless otherwise restricted by the Certificate of Incorporation or these by-laws, any action required or permitted to be taken at any meeting of the board of directors or any committee thereof may be taken without a meeting if all members of the board or committee thereof, as the case may be, consent thereto in writing or electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the board or committee.

SECTION 11. **Compensation**. Directors who are also full-time employees of the corporation shall not receive any compensation for their services as directors but they may be reimbursed for reasonable expenses of attendance. By resolution of the board of directors, all other directors may receive compensation for their services together with reimbursement of expenses of attendance, if any, at each regular or special meeting of the board of directors or any committee of the board of directors; provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION 12. **Meeting by Conference Telephone**. Unless otherwise restricted by the Certificate of Incorporation, members of the board of directors or any committee thereof may participate in a meeting of such board or committee by means of conference telephone or other communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant hereto shall constitute presence in person at such meeting. Unless otherwise required by law, no notice shall be required if a quorum of the board or any committee is participating.

SECTION 13. **Emeritus Director.** The board of directors may, from time to time, elect an emeritus director who shall serve at the pleasure of the board, subject to an annual review at the meeting of the board immediately preceding each annual meeting of stockholders, or until earlier resignation or removal by the board. An emeritus director shall serve as an advisor and consultant to the board of directors and may be appointed by the board to serve as advisor and consultant to committees of the board. An emeritus director may be invited to attend meetings of the board or any committee of the board for which he has been appointed to serve as advisor and consultant and, if present, may participate in the discussions occurring during such meetings. An emeritus director shall not be permitted to vote on matters brought before the board or any committee thereof and shall not be counted for the purpose of determining whether a quorum of the board or the committee is present. An emeritus director shall receive no fee for his services as an emeritus director. An emeritus director will be entitled to receive reimbursement for expenses of meeting attendance, as approved by the chairman of the board. An emeritus director may be removed at any time by the board of directors. References in these by-laws to "directors" or "board of directors" shall not mean or include an emeritus director.

ARTICLE IV
Officers

SECTION 1. **Elected Officers**. The elected officers of the corporation may include a chairman, chief executive officer, president, one or more vice chairmen, one or more executive vice presidents, one or more senior vice presidents, chief financial officer and secretary. The elected officers may also include one or more vice presidents and such other officers as may be elected in accordance with the provisions of this article. Any two or more offices may be held by the same person.

SECTION 2. **Appointed Officers.** The appointed officers of the corporation may include one or more vice presidents, a treasurer, chief accounting officer, corporate controller, one or more assistant treasurers, one or more assistant secretaries, and such other officers as may be appointed in accordance with the provisions of this article. Any two or more offices may be held by the same person.

SECTION 3. **Election and Term of Office**. The elected officers of the corporation shall be elected annually by the board of directors at the meeting of the board of directors that is held on the date of the annual meeting of stockholders. If the election of such officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Vacancies may be filled or new offices created and filled at any meeting of the board of directors. Each elected officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Appointed officers may be appointed from time to time by the chief executive officer or by any other elected officer authorized by the chief executive officer. Each appointed officer may hold office until his death or termination of employment or until he shall resign or shall have been removed in the manner hereinafter provided.

SECTION 4. **Removal**. Any officer or agent elected or appointed by the board of directors may be removed by the board of directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointed officers may be removed by the chief executive officer or other elected officer with the authority to appoint such appointed officer at any time, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

SECTION 5. **Vacancies**. A vacancy in any elected office because of death, resignation, removal, disqualification or otherwise, may be filled, and new offices may be created and filled, at any time by the board of directors.

SECTION 6. **Chairman.** The chairman shall: (i) provide leadership to the board of directors in reviewing and advising upon matters which exert major influence on the manner in which the corporation's business is conducted; (ii) preside at all meetings of the stockholders and of the board of directors; (iii) in the absence of the chairman of the Executive Committee, preside at all meetings of the Executive Committee; and (iv) perform such other duties as may be conferred by law or assigned by the board of directors. The chairman may sign, with the secretary or other proper officer of the corporation thereunto authorized by the board of directors, stock certificates of the corporation, any deeds, mortgages, bonds, contracts, or other instruments, except in cases where the signing or execution thereof shall be expressly delegated by the board of directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed. The chairman may also execute proxies on behalf of the corporation with respect to the voting of any shares of stock owned by the corporation; have the power to appoint agents or employees as in the chairman's judgment may be necessary or appropriate for the transaction of the business of the corporation; and in general shall perform all duties incident to the office of chairman.

SECTION 7. Chief Executive Officer. The chief executive officer shall in general manage, supervise and control all of the properties, business and affairs of the corporation and shall determine and administer the policies of the corporation as established by the board of directors or by the Executive Committee. In the absence of the chairman and a lead director, the chief executive officer shall preside at all meetings of the stockholders. In the absence of the chairman and a lead director, and if the chief executive officer is also a director, the chief executive officer shall preside at all meetings of the board and perform the duties and exercise the authority of the chairman. In the absence of the chairman of the Executive Committee and the chairman, and if the chief executive officer is also a director, the chief executive officer shall preside at all meetings of the Executive Committee. The chief executive officer may sign, with the secretary or other proper officer of the corporation thereunto authorized by the board, any deeds, mortgages, bonds, contracts or other instruments except in cases where the signing or execution thereof shall be expressly delegated by the board or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed. The chief executive officer may also execute proxies on behalf of the corporation with respect to the voting of any shares of stock owned by the corporation. The chief executive officer shall have the power to appoint agents or employees as in his judgment may be necessary or appropriate for the transaction of the business of the corporation and in general shall perform all duties incident to the office of chief executive officer, and such other duties as may be prescribed by the board.

SECTION 8. President. The president (once elected by the board of directors) shall undertake and faithfully discharge such duties as assigned by the chief executive officer and shall administer the policies of the corporation as established by the board of directors or by the Executive Committee. In the absence of the chief executive officer, or in the event of his inability or refusal to act, the president shall perform the duties and exercise the powers of the chief executive officer. In the absence of the chairman, lead director and chief executive officer, the president shall preside at all meetings of the stockholders. The president may sign, with the secretary or other proper officer of the corporation thereunto authorized by the board, stock certificates of the corporation, any deeds, mortgages, bonds, contracts or other instruments except in cases where the signing or execution thereof shall be expressly delegated by the board or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed. The president may also execute proxies on behalf of the corporation with respect to the voting of any shares of stock owned by the corporation. The president shall have the power to appoint agents or employees as in his judgment may be necessary or appropriate for the transaction of the business of the corporation and in general shall perform all duties incident to the office of president, and such other duties as may be prescribed by the chief executive officer or the board.

SECTION 9. Vice Chairman. The vice chairman or vice chairmen shall assist the chief executive officer and the president in supervising the affairs of the corporation. In the event of the absence or disability of the president, the vice chairman shall assume all of the duties and responsibilities of president. In the event there is more than one vice chairman, then the first elected vice chairman shall assume all the duties and responsibilities of president. The vice chairman may sign, with the secretary or other proper officer of the corporation thereunto authorized by the board, any deeds, mortgages, bonds, contracts or other instruments, except in cases where the signing is required to be by some other officer or agent of the corporation. The vice chairman shall perform such other duties not inconsistent with these by-laws as may be designated by the chief executive officer, president or the board.

SECTION 10. Executive Vice President(s). The executive vice president or executive vice presidents shall perform such duties not inconsistent with these by-laws as may be assigned to him or them by the chief executive officer, the president, a vice chairman, or the board of directors. The executive vice president(s) may sign, with the secretary or other proper officer of the corporation thereunto authorized by the board, stock certificates of the corporation, any deeds, mortgages, bonds, contracts or other instruments, except in cases where the signing is required to be by some other officer or agent of the corporation. In the event of the absence or disability of the vice chairman or vice chairmen, the executive vice president (or in the event there be more than one, the executive vice president determined in the order of election) shall assume all the duties and responsibilities of vice chairman.

SECTION 11. Senior Vice President(s). The senior vice president or senior vice presidents shall perform such duties not inconsistent with these by-laws as may be assigned to him or them by the chief executive officer, the president or the board of directors. Any senior vice president may sign, with the secretary or an assistant secretary, stock certificates of the corporation, and any deeds, mortgages, bonds, contracts or other instruments, except in cases where the signing is required to be by some other officer or agent of the corporation. In the event of the absence or disability of the chief executive officer, president, vice chairman or vice chairmen and the executive vice president or executive vice presidents, the senior vice president (or in the event there be more than one, the senior vice president determined in the order of election) shall assume all the duties and responsibilities of chief executive officer.

SECTION 12. **Chief Financial Officer**. The chief financial officer shall have general supervision over the financial affairs of the corporation. The chief financial officer shall also have such powers and perform such other duties not inconsistent with these by-laws as may be assigned to him by the chief executive officer, the president or the board of directors.

SECTION 13. **Secretary**. The secretary shall: (a) keep the minutes of the stockholders' and the board of directors' meetings in one or more books provided for that purpose; (b) see that all notices of the corporation are duly given in accordance with the provisions of these by-laws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and shall affix the same to such documents and other papers as the board of directors or the chief executive officer or president shall authorize and direct; (d) have charge of the stock certificate books, transfer books and stock ledgers and such other books and papers as the board of directors or the chief executive officer or president shall direct; (e) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (f) sign with the president, a vice chairman, any executive vice president or any senior vice president, stock certificates of the corporation, the issue of which shall have been authorized by resolution of the board of directors; (g) have general charge of the stock transfer books of the corporation; (h) act as secretary at all meetings of the Executive Committee; and (i) in general perform all duties incident to the office of secretary. The secretary shall also have such other powers and shall perform such other duties not inconsistent with these by-laws as may from time to time be assigned by these by-laws or the chief executive officer, president or the board of directors.

SECTION 14. **Vice President(s)**. In general, the vice president or vice presidents (if elected by the board of directors) shall perform such duties not inconsistent with these by-laws as may be assigned to him or them by the chief executive officer, president, a vice chairman, an executive vice president, a senior vice president, or the board of directors.

SECTION 15. **Treasurer**. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the board of directors shall determine. He shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for monies due and payable to the corporation from any source whatsoever, and deposit all such monies in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of article VI of these by-laws; (b) in general perform all duties incident to the office of treasurer and such other duties not inconsistent with these by-laws as from time to time may be assigned to him by the chief executive officer, president, any vice chairman, any senior vice president, any vice president designated for such purpose or the board of directors.

SECTION 16. **Chief Accounting Officer.** The chief accounting officer shall oversee the accounting and financial reporting functions of the corporation. The chief accounting officer shall perform such other duties not inconsistent with these by-laws, incident to the office of chief accounting officer, as may be prescribed from time to time by the chief executive officer, president, chief financial officer, or the board of directors.

SECTION 17. **Corporate Controller(s).** The controller or controllers shall provide guidance and evaluation with respect to the corporation's accounting and related functions, control and procedures systems, budget programs, and coordinate same on a divisional and overall corporate level. The controller or controllers shall report to such officer or officers of the corporation and perform such other duties not inconsistent with these by-laws, incident to the office of controller, as may be prescribed from time to time by the chief executive officer, president, chief financial officer, or the board of directors.

SECTION 18. **Assistant Treasurers and Assistant Secretaries.** The assistant treasurers may be required to give bonds for the faithful discharge of their duties in such sums and with such sureties as the board of directors or chief executive officer or president shall determine. The assistant treasurers and assistant secretaries, in general, shall perform such duties not inconsistent with these by-laws as may be assigned to them by the treasurer or the secretary, respectively, or by the board of directors or the chief executive officer or president.

SECTION 19. **Designated Presidents, Vice Presidents and Controllers.** The chief executive officer may from time to time designate employees of the corporation who are managing one or several groups, divisions, or other operations of the corporation as "president", "vice president", "controller" or similar title, which employees shall not be considered to be officers of the corporation solely by reason of such appointments or titles.

SECTION 20. **Salaries.** The salaries of the elected officers shall be fixed from time to time by the board of directors on an annual basis and no elected officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE V
Indemnification of Officers, Directors and Employees

SECTION 1. **Non-Derivative Actions and Criminal Prosecutions**. To the fullest extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), the corporation shall indemnify any director, officer or employee who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, trustee, fiduciary or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, trustee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the corporation, against expenses (including attorneys' fees), judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SECTION 2. **Derivative Actions**. To the fullest extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), the corporation shall indemnify any director, officer or employee who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, trustee, fiduciary or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, trustee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

SECTION 3. Right to Indemnification. To the extent that a director, officer or employee of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections 1 and 2 of this article, or in defense of any claim, issue or matter therein, he shall be indemnified by the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

SECTION 4. Where No Adjudication. Any indemnification under sections 1 and 2 of this article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in said sections 1 and 2. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable and a quorum of disinterested directors so directs, by independent legal counsel (compensated by the corporation) in a written opinion, or (iii) by the stockholders.

SECTION 5. Expenses. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this article.

SECTION 6. Non-exclusive. The indemnification and advancement of expenses provided by this article shall not be deemed exclusive of any other rights to which a director, officer or employee seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

SECTION 7. **Insurance**. The corporation may purchase and maintain insurance on behalf of any director, officer or employee who is or was a director, officer, employee, trustee, fiduciary or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, trustee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the corporation, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this article or applicable law.

SECTION 8. Contractual Nature. The duties of the corporation to indemnify and to advance expenses to a director, officer or employee shall be in the nature of a contract between the corporation and each such person, which contractual rights vest at the time of such person's service to or at the request of the corporation. Such indemnification and advancement rights cannot be terminated by the corporation, board of directors or the stockholders of the corporation with respect to a person's service prior to the date of such termination. The indemnification and advancement of expenses provided by this article shall continue as to a director, officer or employee who has ceased to be a director, officer, employee, trustee, fiduciary or agent and shall inure to the benefit of the heirs, executors and administrators of such person. No amendment or repeal of any provisions of this article shall alter, to the detriment of such person, the right of such person to the advancement of expenses or indemnification related to a claim, whether brought or threatened before or after such amendment or repeal, based on an act or failure to act that took place prior to such amendment or repeal. Each director, officer or employee who shall act as a director, officer, employee, trustee, fiduciary or agent of the corporation shall be deemed to be doing so in reliance upon the rights provided by this article.

ARTICLE VI
Contracts, Loans, Checks and Deposits

SECTION 1. **Contracts**. The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of any on behalf of the corporation, and such authority may be general or confined to specific instances.

SECTION 2. **Loans**. No loans shall be contracted on behalf of the corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

SECTION 3. **Checks, Drafts, etc.** All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the board of directors.

SECTION 4. **Deposits**. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as the board of directors may select.

ARTICLE VII
Stock Certificates

SECTION 1. **Stock Certificates**. The shares of capital stock of the corporation may be certificated or uncertificated or a combination thereof. A resolution approved by a majority of the board of directors may provide that some or all of any or all classes or series of the capital stock of the corporation will be uncertificated shares. Any certificates representing shares of stock of the corporation shall be in such form as may be determined by the board of directors, shall be numbered and shall be entered in the books of the corporation as they are issued. They shall exhibit the holder's name and number of shares and shall be signed by the chairman, the president, any executive vice president, any senior vice president, or a vice president (if elected by the board of directors) and the treasurer or an assistant treasurer or the secretary or an assistant secretary, and shall be sealed with the seal of the corporation. If a stock certificate is countersigned (a) by a transfer agent other than the corporation or its employee, or (b) by a registrar other than the corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

SECTION 2. **Lost Certificates**. The board of directors may from time to time make such provision as it deems appropriate for the replacement of lost, stolen or destroyed stock certificates, including the requirement to furnish an affidavit and an indemnity.

SECTION 3. **Transfers of Stock**. Transfers of shares of capital stock of the corporation shall be made by the corporation or the transfer agent of the corporation after receipt of a request from the record holder of such capital stock, or from an attorney lawfully constituted in writing, with proper evidence of succession, assignment or authority to transfer and, in the case of stock represented by a certificate, upon surrender of the certificate duly endorsed or accompanied by proper evidence of succession, assignment of authority to transfer. The person in whose name shares of stock stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation.

SECTION 4. **Transfer Agents and Registrars**. The board of directors may appoint one or more transfer agents and registrars and may thereafter require all stock certificates to bear the signature of a transfer agent and registrar.

SECTION 5. **Rules of Transfer**. The board of directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of shares of stock of the corporation.

ARTICLE VIII
Fiscal Year

The fiscal year of the corporation shall begin on the first day of January in each year and end on the thirty-first of December in each year.

ARTICLE IX
Dividends

The board of directors may from time to time, declare, and the corporation may pay, dividends on its outstanding shares of stock in the manner and upon the terms and conditions provided by law and its Certificate of Incorporation.

ARTICLE X
Seal

The board of directors shall provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the corporation and the words "Corporate Seal, Delaware".

ARTICLE XI
Waiver of Notice

Whenever any notice whatever is required to be given under the provisions of these by-laws or under the provisions of the Certificate of Incorporation or under the provisions of the General Corporation Law of Delaware, waiver thereof in writing or electronic transmission, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of any person at a meeting for which any notice whatever is required to be given under the provisions of these by-laws, the Certificate of Incorporation or the General Corporation Law of Delaware shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.